Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2016	2015
	(in millions)
Net income	$154	$131
Equity in earnings of unconsolidated affiliates, net of distributions	14	20
Income tax expense	86	78
Capitalized interest	(2)	(3)
	252	226

Fixed charges, as defined:

Interest	111	117
Capitalized interest	2	3
Interest component of rentals charged to operating expense	1	1
Total fixed charges	114	121

Earnings, as defined	$366	$347

Ratio of earnings to fixed charges	3.21	2.87